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September 18, 2014	direct dial 202 639 4734 direct fax 202 585 0070 ehellmold@KilpatrickTownsend.com

VIA EDGAR AND EMAIL

Larry Spirgel

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:

Andrea Electronics Corporation

Form 10-K for the Year Ended December 31, 2013 Filed March 25, 2014

Form 10-Q for the Quarterly Period Ended June 30, 2014 Filed August 14, 2014

File No. 1-04324

Dear Mr. Spirgel:

On behalf of Andrea Electronics Corporation (the “Company”), below please find responses to the comments on the above-referenced application set forth in the letter from the U.S. Securities and Exchange Commission (“SEC”) dated September 4, 2014. To assist in your review, we have repeated the SEC’s comments followed by the Company’s response below.

Comment No. 1

Form 10-K for the Year Ended December 31, 2013

Item 7. Management’s Discussion and Analysis, page 12

Results of Operations, page 14

To provide greater context and clarity, please discuss trends underlying the decreased demand in your traditional lines of business. For example, we note substantial decline in your anti-noise product revenues, particularly in connection with your educational distance learning software products, and your automotive microphone products. Please revise your disclosure to discuss critical factors affecting these markets and whether it is indicative of a trend in your operations to focus more on licensing than on manufacturing. Refer to Item 303(a)(3) of Regulation S-K. In addition, please supplement your disclosure under the Business section to discuss your market presence in these areas.

U.S. Securities and Exchange Commission

September 18, 2014

Response to Comment No. 1

During the fiscal year ended December 31, 2013 the Company’s revenues related to its anti-noise product were affected by a shift in the business needs of one of its customers that purchases anti-noise products for education software. This customer made its software available on tablet platforms beginning in 2013. As a result, that customer has a decreased demand for the external hardware the Company produces. The Company does not know of any other changes the customer may make to its business that may affect the Company nor does it know whether this customer’s migration to the tablet platform will cause revenues to decline further. The decrease in sales of automotive array microphone products was due to a decrease in the number of customers that installed products that incorporated the Company’s arrays into their systems in 2013 when compared to 2012. These decreases in revenues are the outcome of market conditions and not indicative of a trend in the Company’s operations to focus more on licensing than on manufacturing. The Company continues to explore additional product revenue and licensing opportunities.

As discussed with the staff of the SEC, the Company will include disclosure similar to that included in the above paragraph discussing material trends and factors affecting the Company’s traditional lines of business, as appropriate, in future SEC filings.

Comment No. 2

Form 10-Q for the quarterly period ended June 30, 2014

Item 1. Financial Statements

Note 3. Revenue Sharing and Note Purchase Agreement, page 9

We note that you recorded deferred revenues in relation to cash received from your agreement with AND34 Funding LLC. It appears that this in effect a loan from AND34 that you will pay back with a dedicated portion of future sales. Please explain your basis for this classification as deferred revenue. Please describe for us and provide an example illustrating how you will account for the recognition of deferred revenue over the periods you generate these revenues.

We also note that you record this transaction as a cash inflow from operations in the Statement of Cash Flows. Tell us the basis for your presentation and the consideration given to presenting this as a financing activity.

Response to Comment No. 2

There are two parts to the Revenue Sharing and Note Purchase Agreement (the “Agreement”) with AND34 Funding LLC (“AND34”). Under the first part of the Agreement the Company issued $200,000 of notes to AND34 and agreed to issue and sell to AND34 up to an

U.S. Securities and Exchange Commission

September 18, 2014

additional $4,000,000 of notes (the “Notes”) during the four years after the closing date. Under the second part of the Agreement, the Company granted AND34 a perpetual predetermined share in the rights of the Company’s future revenues from certain patents currently owned by the Company (the “Right to Future Revenues”) in exchange for the purchase price of $3,000,000.

The Company believes that the first part of the Agreement is properly classified as debt under ASC 470-10-25, as it is required to make payments at a stated interest rate for a defined period of time.

The Company believes that the purchase price of $3,000,000 represents an advance payment for the sale of the Right to Future Revenues under existing accounting pronouncements. The Company does not believe this payment represents debt. The Company reconsidered the criteria of FASB ASC 470-10-25 and believes the transaction falls outside the scope of the criteria of debt because there is no definitive repayment obligation, the Agreement has no end date, repayment is not guaranteed and there is no stated interest rate. The Company did not record this transaction as a sale in the period in which the $3,000,000 was received which is the quarter ended March 31, 2014 because there is a contingent obligation of the Company to return the advances as the Company receives Monetization Revenues from third parties. If and when Monetization Revenues are achieved, the Company will be required to pay AND34 a share of those revenues, as defined in the Agreement.

Upon receipt of the SEC’s letter the Company reconsidered the classification of deferred revenue. The Company now believes that a classification of deferred revenue is not appropriate because the revenue will not be earned as a result of a service or delivery to AND34 and there is not a method in which to systematically record or amortize the revenue. The Company has reviewed the effect of this reclassification on the Company’s financials and determined that it is not material. As a result, a restatement is not necessary in connection with this reclassification. In future filings the Company will classify the $3,000,000 as a liability “Advance from Revenue Sharing Agreement.” Any amount of the liability that is expected to be repaid in the next 12 months will be classified as a current liability and amounts not expected to be repaid in the next 12 months will be classified as a long term liability. The Company expects to reduce this liability in one of three ways:

1.

The Company receives Monetization Revenues from third parties in excess of any outstanding Notes and related interest and makes a payment to AND34 in accordance with the Applicable Percentage of the Revenue Stream, as defined in the Agreement;

2.

An Event of Default has occurred and patents related to the Agreement have been transferred to a special purpose entity. The Company will reduce the liability and recognize other income in connection with the sale of the patents; or

3.

The Monetization Revenues do not support the reduction of the liability and the Company and AND34 have formally agreed that the Company has fully complied with the Business Plan (executed by the Company and AND34 in connection with the Agreement). The Company will reduce the liability and recognize revenue in connection with sale of the Right to Future Revenues.

U.S. Securities and Exchange Commission

September 18, 2014

The following are the examples of the recognition of revenue under the Agreement based on different assumptions. These assumptions are not indicative of any actual or projected results or plans and actual results will differ.

Example 1: Assumption: All Notes and related interest have been paid in full. Other than repayment of Notes, no other Monetization Revenue has been recorded. The Company receives and records $3,000,000 of Monetization Revenue. The following entries are made:

Debit	Cash	$3,000,000
	Credit	Revenue	$3,000,000
Debit	Advance from Revenue Sharing Agreement	$3,000,000
	Credit	Cash	$3,000,000

Example 1a: Assumption: All Notes and related interest have been paid in full. The obligation from the Advance from Revenue and Sharing and Note Purchase has been satisfied. The Company receives and records $1,000,000 of Monetization Revenue. The following entries are made:

Debit	Cash		$1,000,000
	Credit	Revenue		$1,000,000
Debit	Cost of Revenue		$500,000
	Credit	Cash (Payment to AND34 in accordance with the Agreement)		$500,000

Example 2: Assumption: An Event of Default has occurred and certain patents have been transferred to a special purpose entity. Other than partial repayment of Notes, no other Monetization Revenue has been recorded. The Company records the following:

Debit	Advance from Revenue Sharing Agreement	$3,000,000
	Credit	Other Income Sale of Patents	$3,000,000

Example 3: Assumption: All Notes and related interest have been paid in full. Other than repayment of Notes, no other Monetization Revenue has been recorded. AND34 acknowledges that the Company has fully complied with the Business Plan. The Company records the following:

Debit	Advance from Revenue Sharing Agreement	$3,000,000
	Credit	Revenue	$3,000,000

The Company has also reconsidered the basis for recording this transaction as a cash inflow from operations in the Statement of Cash Flows. The Company believes this treatment is appropriate given that it believes the second part of the Agreement, the Right to Future Revenues, falls outside the scope of FASB ASC 470-10-25. Additionally, as a result of the Company’s efforts to diligently pursue the monetization of the patents pursuant to a business plan, in future filings the Company will report the results of patent monetization as a separate business segment.

U.S. Securities and Exchange Commission

September 18, 2014

If you have any questions or comments regarding this correspondence, please do not hesitate to call the undersigned at 202.639.4734. Thank you for your assistance.

Very truly yours,

/s/ Erich M. Hellmold

Erich M. Hellmold

cc:

Michael Henderson, Senior Staff Accountant, SEC

Terry French, Accountant Branch Chief, SEC

Justin Kisner, Staff Attorney, SEC

Douglas J. Andrea, Andrea Electronics Corporation

Corisa L. Guiffre, Andrea Electronics Corporation

Aaron M. Kaslow, Esq., Kilpatrick Townsend & Stockton LLP